SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               AMENDMENT NO. 3 TO
                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                              STOLT COMEX SEAWAY SA
                 --------------------------------------------------------------

                                (Name of Issuer)

                          Common Stock, $2.00 par value
                 --------------------------------------------------------------
                         (Title of Class of Securities)

                                                      L8873E103
                 --------------------------------------------------------------

                                 (CUSIP NUMBER)

                           CAMBRIDGE INVESTMENTS, LTD.
                              600 Montgomery Street
                                   43rd Floor
                         San Francisco, California 94111
                            Tel. No.: (415) 781-0866
                 --------------------------------------------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               - with copies to -

                           Michael G. Tannenbaum, Esq.
              Newman Tannenbaum Helpern Syracuse & Hirschtritt LLP
                          900 Third Avenue - 13th Floor
                            New York, New York 10022
                                 (212) 508-6700


                 --------------------------------------------------------------
                                December 22, 1997
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4) check the following box [ ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                               Page 1 of 7 Pages

------------------------                       --------------------------------
CUSIP No.  L8873E103              13D
------------------------                       --------------------------------
-------------------------------------------------------------------------------
      1         NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Cambridge Investments, Ltd.
-------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) |_|
                                                                       (b) |_|


-------------------------------------------------------------------------------
      3         SEC USE ONLY


-------------------------------------------------------------------------------
      4         SOURCE OF FUNDS*

                00
-------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) or 2(e)                            [__]

-------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                U.S.A.

-------------------------------------------------------------------------------
           NUMBER OF    7        SOLE VOTING POWER
            SHARES
         BENEFICIALLY            1,353,096 shares of Common Stock (See Item 5)
           OWNED BY
             EACH
           REPORTING
          PERSON WITH
-------------------------------------------------------------------------------
    8         SHARED VOTING POWER

              0 shares Common Stock (See Item 5)
-------------------------------------------------------------------------------
    9      SOLE DISPOSITIVE POWER

           1,353,096  shares  of  Common Stock (See Item 5)
-------------------------------------------------------------------------------
 10       SHARED DISPOSITIVE POWER

          0 shares of Common Stock (See Item 5)
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,353,096 shares of Common Stock (See Item 5.)
-------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                            |_|


-------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                8% of Common Stock  (See Item 5)
-------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                IA
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                               Page 2 of 7 Pages

                         AMENDMENT NO. 3 OF SCHEDULE 13D


                  This Amendment No. 3 to Schedule 13D is being filed on behalf of Cambridge Investments, Ltd., a California corporation ("Cambridge"), registered as an investment advisor in the State of California, regarding shares of Stolt Comex Seaway SA acquired on behalf of certain of its clients.

Item 1.           Security and Issuer

                  Securities acquired:  Common Stock, $2.00 par value

                  Issuer: Stolt Comex Seaway SA (the "Issuer") c/o Stolt Comex Seaway M.S. Ltd.
                                Bucksburn House
                                Howes Road
                                Bucksburn, Aberdeen AB21 9RQ, Scotland
                                Tel. No. (44) 1224-718200

Item 2.           Identity and Background

                  There is no change in this section.


Item 3.           Source and Amount of Funds

                  Cambridge, through Cambridge Energy Fund International Ltd. ("CEF"), Cambridge Energy, L.P. ("CELP"), Cambridge Oil & Gas, L.P. ("COG"), Cambridge Oil & Gas International, Ltd. ("COG Int'l"), Palamundo, LDC ("Palamundo"), Quantum Partners, LDC ("QUE"), (collectively, the "Funds"), has invested approximately $32,298,871.73 in Common Stock of the Issuer as described in Item 5 below. CEF, CELP, COG, COG Int'l, Palamundo, and QUE, have invested approximately $7,868,820.61, $11,156,472.96, $3,862,488.43, $3,192,857.89,
$347,682.94, and $5,870,548.90, respectively. The source of these funds was the respective working capital of each of the Funds.


Item 4.           Purpose of the Transaction

                  There is no change in this section.

Item 5.           Interest in Securities of the Issuer

                  (a) As of December 19, 1997, Cambridge is the beneficial owner of 1,353,096 shares of Common Stock, or 8% of the shares outstanding. Of the 1,353,096 shares of Common Stock described above, (i) 416,533 are deemed beneficially owned by

                                               Page 3 of 7 Pages

Cambridge in its capacity as investment advisor for the institutional account of CEF; (ii) 514,986 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of CELP; (iii) 193,380 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of COG; (iv) 70,224 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of COG Int'l; (v) 15,773 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of Palamundo; (vi) 142,200 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of QUE.

                  The number of shares beneficially owned by Cambridge, and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Act. The percentage of ownership of Cambridge on December 22, 1997 is based on an aggregate of 17,011,250 shares of Common Stock outstanding as reported in the Issuers F-3 filed with the Securities and Exchange Commission on November 12, 1997.

                  (b) Cambridge has the sole power to vote and dispose of shares of the Common Stock held for the institutional accounts of CEF, CELP, COG, COG Int'l, Palamundo, and QUE, mentioned above.

                  (c) The transactions in the Issuer's securities by Cambridge since the last filing are listed as Annex A attached hereto and made apart hereof.

                  (d) CEF, CELP, COG, COG Int'l, Palamundo, and QUE, have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities held on behalf of such funds.

                  (e) There is no change in this subsection.


Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

                  There is no change in this section.


Item 7.           Material to be Filed as Exhibits

                  There is change in this section.

                                               Page 4 of 7 Pages


                                     ANNEX A

------------------------------------------------------------------------------
                                           SCSWF
---------------------------------------------------------------------------------------------
            DATE   ACCOUNT         TRANS                             SHARES          PRICE
                                   (A/D)                                             ($)
---------------------------------------------------------------------------------------------
         10/28/97  JRT               D                                3000          61.0659
---------------------------------------------------------------------------------------------
         10/28/97  JRT               D                               36950          61.0659
---------------------------------------------------------------------------------------------
         11/14/97  CEF               A                                2000            60.51
---------------------------------------------------------------------------------------------
         11/14/97  CEF               A                              100000             60.5
---------------------------------------------------------------------------------------------
         11/14/97  CEF               D                              100000            60.46
---------------------------------------------------------------------------------------------
         11/14/97  CEF               D                                2000            60.46
---------------------------------------------------------------------------------------------
         11/14/97  PAL               D                                 842            60.46
---------------------------------------------------------------------------------------------
         11/14/97  PAL               D                                 258            60.46
---------------------------------------------------------------------------------------------
         11/14/97  PAL               D                                6400            60.45
---------------------------------------------------------------------------------------------
         11/14/97  QUE               D                                9000            60.46
---------------------------------------------------------------------------------------------
         11/28/97  CEF               D                                5000            49.73
---------------------------------------------------------------------------------------------
         11/28/97  CELP              A                                2500            49.77
---------------------------------------------------------------------------------------------
         11/28/97  QUE               A                                2500            49.77
---------------------------------------------------------------------------------------------
         12/04/97  PAL               D                                1546            50.24
---------------------------------------------------------------------------------------------
         12/04/97  PAL               D                                 158            50.24
---------------------------------------------------------------------------------------------
         12/05/97  PAL               D                                 500            50.03
---------------------------------------------------------------------------------------------
         12/09/97  CEF               D                                2300            53.49
---------------------------------------------------------------------------------------------
         12/09/97  CELP              D                                2200            53.49
---------------------------------------------------------------------------------------------
         12/09/97  QUE               D                                 500            53.47
---------------------------------------------------------------------------------------------
         12/10/97  CEF               D                                 600            51.58
---------------------------------------------------------------------------------------------
         12/10/97  CEF               D                                4700            51.58
---------------------------------------------------------------------------------------------
         12/10/97  CELP              D                                 300            51.58
---------------------------------------------------------------------------------------------
         12/10/97  CELP              D                                4600            51.58
---------------------------------------------------------------------------------------------
         12/10/97  QUE               D                                1200            51.57
---------------------------------------------------------------------------------------------
         12/11/97  CEF               D                               11400            49.51
---------------------------------------------------------------------------------------------
         12/12/97  CEF               D                               17500          48.4464
---------------------------------------------------------------------------------------------
         12/15/97  CEF               D                                3822             45.1
---------------------------------------------------------------------------------------------
         12/15/97  CEF               D                                7928            45.02
---------------------------------------------------------------------------------------------
         12/15/97  CEF               D                                5178             45.1
---------------------------------------------------------------------------------------------
         12/15/97  CEF               D                                2072            45.02
---------------------------------------------------------------------------------------------
         12/15/97  COG               A                                5200            45.03
---------------------------------------------------------------------------------------------
         12/15/97  COGI              A                                4800            45.03
---------------------------------------------------------------------------------------------
         12/15/97  PAL               D                                 800             45.1
---------------------------------------------------------------------------------------------
         12/15/97  QUE               D                                3300             45.1
---------------------------------------------------------------------------------------------
         12/15/97  QUE               D                                5000             45.1
---------------------------------------------------------------------------------------------
         12/15/97  QUE               D                                5900             45.1
---------------------------------------------------------------------------------------------
         12/16/97  CEF               D                               11272            45.73
---------------------------------------------------------------------------------------------
         12/16/97  CEF               D                                9548            45.73
---------------------------------------------------------------------------------------------
         12/16/97  CEF               D                                4500            45.73
---------------------------------------------------------------------------------------------
         12/16/97  CEF               D                                5800            45.73


                                               Page 5 of 7 Pages



---------------------------------------------------------------------------------------------
         12/16/97  CEF               D                                2880            45.73
---------------------------------------------------------------------------------------------
         12/22/97  CELP              D                                3650            44.72
---------------------------------------------------------------------------------------------
         12/22/97  CELP              D                                7350            44.72
=============================================================================================




                                               Page 6 of 7 Pages

Signatures

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  January 16, 1998


                                                     CAMBRIDGE INVESTMENTS, LTD.


                                                     By: /s/Jocelyn E. Weingart,
                                                          Vice President

                                               Page 7 of 7 Pages